Exhibit 99.2

March 12, 2013

Consent of Independent Auditors

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2012 of Canadian Pacific Railway Limited and Canadian Pacific Railway Company (the “Registrants”) of our report dated February 24, 2011, relating to the consolidated statements of income, comprehensive income, cash flows, and changes in shareholders’ equity of Canadian Pacific Railway Limited for the year ended December 31, 2010 which appears in the Registrants’ 2012 Annual Report incorporated by reference in this Annual Report on Form 40-F.

We also consent to the incorporation by reference in the Registration Statements on Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-183891 (Canadian Pacific Railway Limited), Form S-8 No. 333-183892 (Canadian Pacific Railway Limited), Form S-8 No. 333-183893 (Canadian Pacific Railway Limited), Form F-10 No. 333-175033 (Canadian Pacific Railway Limited) and Form F-9 No. 333-175032 (Canadian Pacific Railway Company) of the Registrants of our report dated February 24, 2011 referred to above.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants